Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

petroleum consultants

6500 RIVER PLACE BLVD, BLDG 3 SUITE 200 306 WEST SEVENTH STREET, SUITE 302 1000 LOUISIANA STREET, SUITE 1900

AUSTIN, TEXAS 78730 FORT WORTH, TEXAS 76102-4987 HOUSTON, TEXAS 77002-5008

512-249-7000 817- 336-2461 713-651-9944

www.cgaus.com

January 13, 2025

Ms. Danielle Mezo

Vice President of Engineering

PHX Minerals Inc.

1601 NW Expressway, Suite 1100

Oklahoma City, Oklahoma 73118

Re:	Evaluation Summary
PHX Minerals Inc. Interests
Total Proved Reserves
Certain Properties in Various States
As of December 31, 2024

Pursuant to the Guidelines of the Securities and
Exchange Commission for Reporting Corporate
Reserves and Future Net Revenue

Dear Ms. Mezo:

As you have requested, this report was completed on January 13, 2025 for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the PHX Minerals Inc. (“PHX”) interests and for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (“SEC”). This report includes 100% of PHX’s proved reserves, which are made up of oil and gas properties in various states. This report utilized an effective date of December 31, 2024 and was prepared in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. A composite summary of the results of this evaluation are presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	942.7	5.4	948.1	98.8	1,046.9
Gas	- MMcf	41,648.0	901.2	42,549.1	6,757.7	49,306.8
NGL	- Mbbl	1,320.4	1.7	1,322.1	26.0	1,348.1
Net Revenue
Oil	- M$	69,195.3	399.3	69,594.6	7,328.7	76,923.3
Gas	- M$	84,936.5	1,729.5	86,666.0	14,461.9	101,127.9
NGL	- M$	27,661.5	37.9	27,699.4	567.0	28,266.4
Severance Taxes	- M$	14,921.2	251.9	15,173.1	2,030.6	17,203.7
Ad Valorem Taxes	- M$	11.6	0.0	11.6	3.5	15.1

PHX Minerals Inc. Interests

January 13, 2025

Future Production Costs	- M$	40,139.5	359.4	40,498.9	2,905.2	43,404.1
Abandonment Costs	- M$	1,307.5	0.0	1,307.5	0.0	1,307.5
Future Development Costs	- M$	0.0	0.0	0.0	0.0	0.0
Net Operating Income (BFIT)	- M$	125,413.5	1,555.5	126,969.0	17,418.3	144,387.2
Discounted @ 10%	- M$	67,539.3	1,083.8	68,623.1	11,018.9	79,642.0

Future net revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow (net operating income) is after deducting these taxes, future capital (development) costs and operating (production) expenses, but before consideration of federal income taxes. The future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the reserves by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves, which include oil and condensate volumes, and natural gas liquids (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Presentation

This report is divided into a Summary section containing Total Proved (“TP”), Proved Developed (“PD”), and three (3) reserve category sections: Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each section are Table I’s, which present composite reserve estimates and economic forecasts for the particular reserve category. Within the PDP, PDNP and PUD reserve category sections are Tables II, which follow each Table I. Table II is a “oneline” summary that presents estimates of ultimate recovery, gross and net reserves, ownership, net revenue, taxes, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix.

Hydrocarbon Pricing

As requested for SEC purposes, the base oil and gas prices calculated for December 31, 2024 were $75.48/BBL and $2.13/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during January 2024 through December 2024 and the base gas price is based upon Henry Hub prices (Platts Gas Daily) during January 2024 through December 2024. NGL prices were adjusted on a per-property basis and averaged 27.8% of the oil price on a composite basis.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $73.477 per barrel for oil, $2.051 per MCF for natural gas and $20.968 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Future Development Costs, Expenses and Taxes

Lease operating expenses and ad valorem taxes were forecast as provided by your office and based on the analysis of historical accounting data. Lease operating expenses were held constant in accordance with SEC guidelines. Severance tax rates were applied at normal state percentages of oil, gas and NGL revenue.

PHX Minerals Inc. Interests

January 13, 2025

However, for certain properties where appropriate, severance tax abatements have been applied as provided by your office. The lease operating expenses, severance taxes and ad valorem taxes were reviewed in detail and are reasonable and appropriate.

The undeveloped drilling locations are based upon mineral interests only (no working interest) and as such, PHX is not responsible for capital costs or lease operating expenses. However, other deductions were modeled to account for transportation and marketing adjustments that PHX will be responsible for. Lease operating costs were applied to aid in proper economic limit determinations for the mineral properties herein.

Further, the net cost of plugging and the salvage value of equipment at abandonment (P&A) have been included herein as provided for the working interest properties, with P&A costs scheduled at the economic limit for each well.

Reserve Estimation Methods

The methods employed in estimating reserves are described on page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties with monthly production updated up to July 2024 as available via public records. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. This evaluation includes 30 cases which represent over 4,379 low value producing wells grouped by well type and area for which total net reserves were estimated in aggregate. These cases represent 7.1% of the total net proved reserves herein.

Proved undeveloped reserves have been estimated for locations that are drilled but not yet completed, are currently drilling, are permitted, or where the operator has indicated to PHX its intention to drill. Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Federal, state, and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 27 proved developed non-producing and 169 proved undeveloped locations, all of which are commercial using the SEC pricing applied herein, and targeting reservoirs in Louisiana, North Dakota, Oklahoma, and Texas. Each of these drilling locations proposed as part of PHX development plans conforms to the proved developed non-producing and proved undeveloped standards as set forth by the SEC. In our opinion, the working interest operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five years. Furthermore, the working interest operators of these locations have demonstrated through their actions that they have adequate company staffing, financial backing and prior development success to ensure this development plan will be executed as projected.

PHX Minerals Inc. Interests

January 13, 2025

General Discussion

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. Further, the net cost of plugging and the salvage value of equipment at abandonment have been included herein as provided for the working interest properties.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses was furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Closing

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462), with Professional Qualifications noted on the next page. We do not own an interest in the properties or PHX Minerals Inc. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

/s/ W. Todd Brooker

W. Todd Brooker, P.E. President

/s/ Robert P. Bergeron, Jr

Robert P. Bergeron, Jr., P.E. Partner

/s/ Nicholas J. Loncar

Nicholas J. Loncar, P.E. Reservoir Engineer

PHX Minerals Inc. Interests

January 13, 2025

APPENDIX

Explanatory Comments for Summary Tables

HEADINGS

Table I

Description of Table Information

Identity of Interest Evaluated

Property Description – Location

Reserve Classification and Development Status

Effective Date of Evaluation

FORECAST

(Columns)

(1) (11) (21) Calendar or Fiscalyears/months commencing on effective date.

(2) (3) (4) Gross Production (8/8th) for the years/months which are economical. These are expressed as thousands of barrels (Mbbl) and millions of cubic feet (MMcf) of gas at standard conditions. Total future production, cumulative production to effective date, and ultimate recovery at the effective date are shown following the annual/monthly forecasts.

(5) (6) (7) Net Production accruable to evaluated interest is calculated by multiplying the revenue interest times the gross production. These values take into account changes in interest and gas shrinkage.

(8) Average (volume weighted) gross liquid price per barrel before deducting production-severance taxes.

(9) Average (volume weighted) gross gas price per Mcf before deducting production-severance taxes.

(10) Average (volume weighted) gross NGL price per barrel before deducting production-severance taxes.

(12) Revenue derived from oil sales -- column (5) times column (8).

(13) Revenue derived from gas sales -- column (6) times column (9).

(14) Revenue derived from NGL sales -- column (7) times column (10).

(15) Revenue derived from hedge sources.

(16) Revenue not derived from column (12) through column (15); may include electrical sales revenue and saltwater disposal revenue.

(17) Total Revenue – sum of column (12) through column (16).

(18) Production-Severance taxes deducted from gross oil, gas and NGL revenue.

(19) Ad Valorem taxes.

(20)
$/MCFE6 – is the total of column (22), column (25), column (26), and column (27) divided by MCF Gas Equivalent (“MCFE”). MCFE is net gas production column (6) plus net oil production column (5) converted to gas at one bbl oil per six Mcf gas plus net NGL production column (7) converted to gas at one bbl NGL per 3.9 Mcf gas.

(22) Operating Expense are direct operating expenses to the evaluated working interest and may include combined fixed rate administrative overhead charges for operated oil and gas producers known as COPAS.

(23)
Average gross wells.
(24)
Average net wells are gross wells times working interest.

(25) Work-over Expense are non-direct operating expenses and may include maintenance, well service, compressor, tubing, and pump repair.

(26) 3rdParty COPAS are combined fixed rate administrative overhead charges for non-operated oil and gas producers.

(27) Other Deductions may include compression-gathering expenses, transportation costs and water disposal costs.

(28) Investment, if any, include re-completions, future drilling costs, pumping units, etc. and may include either tangible or intangible or both, and the costs for plugging and the salvage value of equipment at abandonment may be shown as negative investments at end of life.

(29) (30) Future Net Cash Flow is column (17) less the total of column (18), column (19), column (22), column (25), column (26), column (27), and column (28). The data in column (29) are accumulated in column (30). Federal income taxes have not been considered.

(31) Cumulative Discounted Cash Flow is calculated by discounting monthly cash flows at the specified annual rates.

PHX Minerals Inc. Interests

January 13, 2025

MISCELLANEOUS

DCF Profile • The cumulative cash flow discounted at six different interest rates are shown at the bottom of columns (30-31). Interest has been compounded monthly. The DCF’s for the “Without Hedge” case may be shown to the left of the main DCF profile.

Life • The economic life of the appraised property is noted in the lower right-hand corner of the table.

Footnotes • Comments regarding the evaluation may be shown in the lower left-hand footnotes.

Price Deck • A table of oil and gas prices, price caps and escalation rates may be shown in the lower middle footnotes.

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) production performance, (2) material balance, (3) volumetric and (4) analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance. This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as "decline curve" analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance. This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric. This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy. This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for “resource plays,” where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

PHX Minerals Inc. Interests

January 13, 2025

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

"(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

"(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

"(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

"(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

"(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

"(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

"(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

“(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

“(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

"(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

“(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

PHX Minerals Inc. Interests

January 13, 2025

“(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

“(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

"(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

“(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

“(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

“(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

"(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

“(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

“(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

“(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

“(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

“(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

“(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K." This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

"(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

PHX Minerals Inc. Interests

January 13, 2025

“Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”